September 26, 2019

Dennis M. McGrath
Chief Financial Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, NY 10165

       Re: PAVmed Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-37685

Dear Mr. McGrath:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Exhibits, page 51

1. We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding internal control over financial reporting in the fourth paragraph. Please amend the filing to provide revised certifications that include the required information. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications.
      Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K. This
      comment also applies to your Forms 10-Q for the quarterly periods ended March 31, 2019 and June 30, 2019.
 Dennis M. McGrath
PAVmed Inc.
September 26, 2019
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Tara Harkins, Senior Accountant, at
(202) 551-3639 with any questions.



FirstName LastNameDennis M. McGrath                       Sincerely,
Comapany NamePAVmed Inc.
                                                          Division of
Corporation Finance
September 26, 2019 Page 2                                 Office of Electronics
and Machinery
FirstName LastName